Synalloy Corporation

Exhibit 21 Subsidiaries of the Registrant

All of the Company's subsidiaries are wholly owned except Blackman Uhler, LLC which is 90 percent owned by the Company. All subsidiaries are included in the Company's consolidated financial statements. The subsidiaries are as follows:

Synalloy Metals, Inc., formerly Bristol Metals, Inc., a Tennessee corporation

Manufacturers Soap and Chemicals Company, a Tennessee corporation

Organic-Pigments Corporation, a North Carolina corporation

Metchem, Inc., a Delaware corporation

Blackman Uhler, LLC, a Delaware limited liability corporation